United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2006

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Amendment to the Press Release dated  April 27, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 27, 2006

Rogelio Sanchez rsanchezm@gruma.com (52 81) 8399-3312 Lilia Gomez lgomez@gruma.com (52 81) 8399-3324 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 27, 2006

FIRST-QUARTER 2006 RESULTS
 (Peso amounts are stated in millions in constant terms as of March 31, 2006)

RESULTS OF OPERATIONS
1Q06 vs. 1Q05

Sales volume increased 17% to 413,833 metric tons during 1Q06 as a result of the recent acquisition of Agroinsa, as well as higher corn flour sales volume due to higher sales to corporate customers and wholesalers. Corn flour sales volume increased 9% to 381,325 metric tons while the volume of other products sold was 32,508 metric tons.

Agroinsa operations are reflected in GIMSA beginning August 2005. In accordance with applicable law, GIMSA notified the Mexican Federal Competition Commission (Comision Federal de Competencia) of the acquisition of Agroinsa. Regulatory approval for this acquisition is pending.

Net sales increased 15% to Ps 1,709 million, reflecting the aforementioned growth in corn flour sales volume as well as sales of other products related to the acquisition of Agroinsa. The rate of growth in net sales lagged sales volume growth due to lower average prices as a result of the change in the product mix due to the incorporation of Agroinsa's products.

Cost of sales as a percentage of net sales improved to 69.2% from 72.4% due mainly to lower corn costs. In absolute terms, cost of sales increased 10% in connection with sales volume growth.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales rose to 19.0% from 18.2% and, in absolute terms, increased 19%. The increase in SG&A was due to higher selling expenses, mostly in connection with increased advertising and the acquisition of Agroinsa.

Operating income as a percentage of net sales improved to 11.8% from 9.4% and, in absolute terms, increased 45% to Ps 202 million, due mainly to higher sales volume and lower corn costs.
Comprehensive financing cost, net, resulted in income of Ps 18 million versus income of Ps 15 million in first quarter 2005. This improvement resulted mainly from higher interest income.
Provisions for income taxes and employees' profit sharing totaled Ps 64 million, compared to Ps 44 million in 1Q05. The Ps 20 million difference resulted from higher pretax income.
Majority net income increased 89% to Ps 150 million due mainly to improved operating results. Majority net income as a percentage of net sales improved to 8.8% from 5.3%.

FINANCIAL POSITION
March 2006 vs. March 2005

Balance-Sheet Highlights	Total assets rose Ps 1,510 million to Ps 9,231 million due mainly to the incorporation of fixed assets of Agroinsa and because GIMSA initiated investments in capacity expansions at two of its plants located in Mexicali and Merida.

Total liabilities increased Ps 826 million to Ps 2,131 million due primarily to the incorporation of Agroinsa and higher long-term accounts payable in connection with the pending payment for the acquisition of Agroinsa. Most of the payment will mature in 2008.

Stockholders' equity on March 31, 2006, was Ps 7,101 million, representing an 11% increase.

Other Ratios

Operational Ratios	1Q06	4Q05	1Q05
Accounts receivable outstanding (days to sales)	52	50	53
Inventory turnover (days to cost of sales)	67	85	68
Net working capital turnover (days to sales)	83	83	100
Asset turnover (total assets to sales)	1.3	1.2	1.3
Profitability Ratios
ROA	7.2	6.5	5.7
ROE	9.4	8.3	7.1
ROIC	7.1	6.5	4.3

CONFERENCE CALL

The company will hold a conference call to discuss its first-quarter 2006 results on Friday, April 28, 2006, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 274-0873; international or local callers dial (719) 457-2684; the passcode for all callers is 6363124. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 6363124. For more details, please go to the Investor Relations page of GRUMA's website, www.gruma.com. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

All figures have been restated in Mexican pesos of constant purchasing power as of March 31, 2006, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

ABOUT GIMSA

Founded ounded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

April 27, 2006

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller